EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Parent

Tri-County Financial Corporation

	Percentage	State of
	Owned	Incorporation
Subsidiary

Community Bank of Tri-County	100%	Maryland

Tri-County Capital Trust I	100%	Delaware

Tri-County Capital Trust II	100%	Delaware

Subsidiaries of Community Bank of Tri-County

Community Mortgage Corporation of Tri-County	100%	Maryland